FORM
6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
______________________________
______________________________
REPORT OF FOREIGN PRIVATE

ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August,
2026
Commission File Number:

001-14446
______________________________
The Toronto-Dominion Bank
(Translation of registrant's name into English)
______________________________
c/o General Counsel’s Office
P.O. Box 1
,
Toronto Dominion Centre
,
Toronto
,
Ontario
,
M5K 1A2
(Address of principal executive offices)
Indicate by check mark whether the registrant

files or will file annual reports under cover

of Form 20-F or Form 40-F:
Form 20-F
☐

Form 40-F
☑
This Form 6-K, excluding Exhibit 99.4, Exhibit

99.5 and Exhibit 99.6 hereto, is incorporated by

reference into all outstanding Registration Statements

of The Toronto-
Dominion Bank filed with the U.S. Securities

and Exchange Commission.

EXHIBIT INDEX
Exhibit Description
99.1
3
r
d
Quarter 2026 Report to Shareholders
99.2
Earnings Coverage
99.3
Return on Assets and Equity to Assets Ratio
99.4
Q3 2026 Earnings News Release
99.5
Q3 2026 Dividend News Release
99.6
CEO and CFO Certificates
101
Interactive Data File (formatted as Inline

XBRL)

104
Cover Page Interactive Data File (formatted

as Inline XBRL and contained in Exhibit

101)

FORM 6-K
SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed on

its behalf by the undersigned, thereunto

duly
authorized.
THE TORONTO-DOMINION BANK
DATE:

August 27, 2026
By: /s/ Sue-Anne Fox
Name: Sue-Anne Fox
Title:
Associate Vice President, Legal,

Treasury and

Corporate Securities